Exhibit 99.p.10

Chapter 2

JANA PARTNERS LLC

CODE OF ETHICS

May 2015

Introduction

The good name and reputation of the Firm are a result of the dedication and hard work of all of us. Together, we are responsible for preserving and enhancing this reputation, a task that is fundamental to our continued well-being. Our goal is not just to comply with the laws and regulations that apply to our business; we also strive to abide by the highest standards of business conduct.

Set forth below is the Firm’s Code of Ethics (“this Code”). This Code is designed to reinforce and enhance the Firm’s ethical way of doing business and, in particular, to provide regulations and procedures consistent with the Investment Advisers Act. The substance of this Code is not new, however. The policies set forth herein reflect the Firm’s long-standing tradition of ethical business standards.

All Employees are considered “Access Persons” under this Code and are expected to comply with the policies set forth in this Code. Read this Code carefully and make sure that you understand it, the consequences of non-compliance, and this Code’s importance to the success of the Firm. If you have any questions, please speak to Legal and Compliance.

This Code should be viewed as the minimum requirements for conduct. This Code cannot and is not intended to cover every applicable law or provide answers to all questions that might arise; for that we must ultimately rely on each person’s good sense of what is right, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct. When in doubt about the advisability or propriety of a particular practice or matter, please speak to Legal and Compliance.

About this Code

We at the Firm are committed to the highest standards of business conduct in our relationships with each other and with our Clients, investors, and others. This requires that we conduct our business in accordance with all applicable laws and regulations. This Code helps each of us in this endeavor by providing a statement of the fundamental principles and key policies and procedures that govern the conduct of our business.

The Firm acts as a registered investment adviser to its Clients. This Code is based on the principle that the Firm and its Employees owe a fiduciary duty to Clients to ensure that the employees conduct their Personal Securities Transactions (as defined below) in a manner that does not interfere with Client transactions or otherwise take unfair advantage of the Firm’s relationship with its Clients.

The fiduciary principles that govern personal investment activities reflect, at a minimum, the following: (1) the duty at all times to place the interests of the Clients first; (2) the requirement that all Personal Securities Transactions be conducted consistent with this

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Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; (3) the fundamental standard that investment personnel should not take inappropriate advantage of their positions; and (4) the requirement that investment personnel comply with applicable Federal Securities Laws. Our business depends on the reputation of all of us for integrity and ethical business conduct. Thus, in many instances, the policies referenced in this Code go beyond the requirements of the law.

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company’s business. It is not intended to and does not create any obligations to or rights in any employee, client, supplier, or any other person or entity.

Furthermore, this Code does not, in any way, constitute an employment contract or an assurance of continued employment. Employees of the Firm are employed at-will, except when covered by an express, written employment agreement. This means that employees may choose to resign their employment at any time, for any reason or for no reason at all. Similarly, the Firm may choose to terminate employees’ employment at any time, for any legal reason or for no reason at all, but not for an unlawful reason.

DEFINITIONS

“Automatic Investment Plan” means a program in which regular periodic purchases or withdrawals are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

“Beneficial Ownership” of a Security means any interest by which an Access Person or any member of such Access Person’s “immediate family” (which, for purposes of this Code includes a spouse or civil partner (wherever they may live), dependent child or stepchild (wherever they may live), or parent, sibling or other relative by blood or marriage living in the same household as the Access Person) can directly or indirectly derive a monetary benefit from the purchase, sale or ownership of a Covered Security. Thus, an Access Person may be deemed to have Beneficial Ownership of Covered Securities held in accounts in such person’s own name, such person’s spouse’s name, and in all other accounts over which such person does or could be presumed to exercise investment decision-making powers, or other influence or control, including trust accounts, partnership accounts, corporate accounts or other joint ownership or pooling arrangements.

“Covered Security” means a Security as defined in Section 202(a)(18) of the Investment Advisers Act, which includes the following:

any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call,

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straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

For the avoidance of doubt, for purposes of this Code, “Covered Security” also includes investments in initial public offerings (“IPOs”), closed-end mutual funds, hedge funds, private equity funds, limited partnerships and other private placements.

All Covered Securities require Pre-clearance except for exchange-traded funds (“ETFs”) and municipal securities. Pre-clearance procedures are described below.

For purposes of this Code, a “Covered Security” does not include the following types of securities:

•                  Securities of an open-end mutual fund, index fund, money market fund or other registered investment company that is not advised or subadvised by JANA;

•                  U.S. Treasury Securities (including purchases directly from the Treasury or a Federal Reserve Bank) and other direct obligations of the U.S. Government, as well as unsecured obligations of U.S. Government sponsored enterprises;

•                  Money market instruments, such as bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

•                  Shares issued by unit investment trusts invested exclusively in one or more open-end funds, none of which are managed by the Firm;

•                  Futures (except individual stock futures contracts) and commodity contracts;

“Initial Public Offering” means an offering of Securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act.

“Limited Offering” means an offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505 or Rule 506 under the Securities Act.

“Personal Account” means any Securities account in which an Access Person has any direct or indirect Beneficial Ownership and over which such Access Person exercises sole or shared investment decision-making power (as opposed to passive investments managed on a discretionary basis by a third party), and includes any Personal Account of an Access Person’s immediate family over which such Access Person exercises sole or shared investment decision-making power.

“Personal Securities Transaction” means, for any Access Person, a purchase, sale, gifting or donation of a Covered Security in which such Access Person has, had, or will acquire a Beneficial Ownership.

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“Purchase or Sale” of a Security includes, among other things, the writing of an option to purchase or sell a Security; or the purchase or sale of any Security that is exchangeable for or convertible into another Security.

Any questions regarding the application of these terms should be referred to, and addressed by the Chief Compliance Officer.

LEGAL REQUIREMENTS

Section 206 of the Investment Advisers Act provides that it is unlawful for any investment adviser, directly or indirectly:

(1)                                 to employ any device, scheme or artifice to defraud any client or prospective client;

(2)                                 to engage in any transaction, practice or course of business which operates as a fraud or deceit upon any client or prospective client; or

(3)                                 to engage in any act, practice or course of business that is fraudulent, deceptive or manipulative.

Section 204A of the Investment Advisers Act requires the Firm to establish written policies and procedures reasonably designed to prevent the misuse in violation of the Investment Advisers Act or rules or regulations thereunder of material, non-public information by the Firm or any person associated with the Firm.

Pursuant to Section 204A, the SEC has adopted Rule 204A-1, which requires the Firm to maintain and enforce this Code. In accordance with Rule 204A-1, this Code sets forth standards of conduct, requires compliance with the Federal Securities Laws and addresses personal trading. This Code is designed to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Firm’s advisory accounts may breach their fiduciary duties, and to avoid and regulate situations that may give rise to conflicts of interest that Rule 204A-1 addresses.

See also the Firm’s separate Insider Trading Policy, which is incorporated herein by reference.

STATEMENT OF POLICY

It is the policy of the Firm that the Firm and its Access Persons shall comply with applicable Federal Securities Laws and that no Access Person shall engage in any act, practice or course of conduct that would violate the provisions of Sections 204 or 206 of the Investment Advisers Act. No Access Person shall engage in, or permit anyone within his or her control to engage in, any act, practice or course of conduct that would operate as a fraud or deceit upon, or constitute a manipulative practice with respect to, a Client or an issuer of any Security owned by a Client. In addition, the fundamental position of the Firm is (and has been) that each Access Person shall at all times place the interests of each Client first in conducting Personal Securities Transactions.

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The Firm encourages eligible Access Persons to invest a substantial portion of their savings in the Funds so that our Access Persons’ interests are aligned with those of our Clients. We recognize, however, that Access Persons may maintain other investments for diversification and other reasons. Without limiting in any manner the fiduciary duty owed by Access Persons to the Clients under the provisions of this Code, Access Persons may make purchases and sales of Covered Securities including Securities that are owned by the Clients; provided, however, that such Personal Securities Transactions comply with the spirit of, and the specific restrictions and limitations set forth in, this Code.

In making personal investment decisions with respect to any Security, however, extreme care must be exercised by Access Persons to ensure that the prohibitions of this Code are not violated. Further, personal investing by an Access Person should be conducted in such a manner so as to eliminate the possibility that the Access Person’s time and attention is being devoted to his or her personal investments at the expense of time and attention that should be devoted to management of a Client’s portfolio.

PRE-CLEARANCE

Prior to effecting any Personal Securities Transaction, an Access Person must receive written approval from both (i) a Partner of the Firm and (ii) a member of Legal and Compliance, neither of which may be the Access Person making the request, and complete the relevant Preclearance Request Form.

The following is an overview of when a Personal Securities Transaction will generally be approved, subject to the Restrictions set forth below.

•                  If the same Security or the equivalent (e.g., stocks, convertible bonds, and derivatives) is not owned in any Client Account and there is no intention to trade in the same Security or equivalent, the request for the Personal Securities Transaction will generally be approved, subject to the other restrictions set forth below. Such approval shall be effective until the close of business of the same business day. If the Access Person requires additional time, a new request must be submitted. Good-til-cancelled (GTC) orders are not permitted.

•                  If the same Security or the equivalent is owned in any Client Account but there is no intention to trade in the same Security or equivalent, the Access Person may receive approval for the Personal Securities Transaction only after 3:30 P.M. NY time. Such approval shall be effective until the close of business of the same business day. If the Access Person requires additional time, a new request must be submitted.

•                  If the same Security or the equivalent has been traded or there is an intent to trade in the same Security or equivalent, the request for the Personal Securities Transaction will generally be denied.

If after an approval is granted, a Client Account trades in the same Security or the equivalent within the following five (5) business days (the “Covered Period”) at a less favorable price, the Access Person may be required to promptly disgorge the aggregate

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difference paid or received per share or other unit by the Access Person to a charity chosen by Legal and Compliance. Rebalance trades are excluded from the Covered Period.

The Chief Compliance Officer, or her designee, will confirm trade activity as well as any intentions to trade with the Trading Desk prior to pre-clearing any of the above-referenced Personal Securities Transactions, as appropriate.

Post-approval is not permitted under this Code. If it is determined that a trade was completed before approval was obtained, it will be considered a violation of this Code.

All Personal Securities Transactions are subject to the holding periods described below.

The Chief Compliance Officer, or her designee, (or in their absence, the Chief Legal Officer or the General Counsel) will decide whether to approve a Personal Securities Transaction for an Access Person after considering the specific restrictions and limitations set forth in, and the spirit of, this Code. Legal and Compliance is not required to give any explanation for refusing to approve a Personal Securities Transaction.

RESTRICTIONS

Holding Period — No Short Term Trading

Absent specific approval from Compliance, an Access Person may not sell any Covered Securities that require pre-clearance that have been held for less than 45 calendar days. The holding period is calculated on a last-in, first-out basis, and the day of the trade is included when calculating the holding period. An exception to this 45-day holding period may be made in cases where the value of the Securities purchased by the Access Person has decreased by 20% or more since the Access Person acquired them (on a first-in, first-out basis).

Although the 45-day holding period does not apply (although the obligation to report will apply) to Covered Securities that do not require preclearance (e.g., ETFs), short term trading in such Covered Securities is discouraged.

EXEMPTED TRANSACTIONS

The prohibitions of this Code shall not apply to:

•                  Purchases or sales of Securities effected for, or held in, any account over which the Access Person or any member of his or her immediate family has no Beneficial Ownership;

•                  Purchases or sales of Securities that are non-volitional on the part of the Access Person or any member of his or her immediate family (e.g., an account managed on a fully discretionary basis by a third party);

•                  Purchases or sales of Securities that are part of an Automatic Investment Plan, provided that no adjustment is made by the Access Person or any member of his or her immediate family to the rate at which Securities are purchased or sold, as the

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case may be, under such a plan during any period in which trading in such Security would not otherwise be permissible;

•                  Purchases of Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its Securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

•                  Tenders of Securities pursuant to tender offers that are expressly conditioned on the tender offeror’s acquisition of all of the Securities of the same class; and

•                  Purchases or sales of Securities with respect to which neither an Access Person, nor any member of his or her immediate family, has any direct or indirect influence, control or prior knowledge, which purchases or sales are effected for, or held in, a “blind account.” For this purpose, a “blind account” is an account over which an investment adviser exercises full investment discretion (subject to account guidelines) and does not consult with or seek the approval of the Access Person, or any member of his or her immediate family, with respect to such purchases and sales.

Although these transactions are excluded for purposes of this Code, Employees are responsible for providing the Chief Compliance Officer with the relevant documents she may request to evidence that such Access Persons, including any member of his or her immediate family, do not have the power to affect investment decisions. Documentation requested by the Chief Compliance Officer may include a copy of the investment management agreement or a certification signed by the account manager confirming the type of account and relationship between the account manager and Access Person or immediate family member.

OTHER RESTRICTIONS

In addition to the foregoing, the following provisions will apply to Access Persons:

(i)                                     No Access Person shall reveal to any other person any information regarding Securities transactions by a Client except in the normal course of his or her duties and/or to advance the interests of Clients, which for investment personnel may include exchanging investment ideas or soliciting or providing input with respect to such ideas, or measuring investor sentiment with respect to a particular company, provided, that it is not reasonably foreseeable in his or her good faith judgment that such communications may disadvantage any Client.

(i)                                     Access Persons must, as a regulatory requirement and as a requirement of this Code, obtain prior approval from the Chief Compliance Officer before directly or indirectly acquiring Beneficial Ownership in any Securities in an IPO or in a Limited Offering. In addition, Access Persons must comply with any additional restrictions or prohibitions that may be adopted by the Firm from time to time.

(ii)                                  All Access Persons are prohibited from engaging in trading in the shares of mutual funds for the Clients or for their Personal Accounts in a manner inconsistent with a mutual fund’s prospectus or applicable laws (e.g., market timing, late trading).

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ACKNOWLEDGEMENT AND REPORTING

Access Persons are required to submit periodic reports and certifications relating to the Code of Ethics, as set forth below. Such reports and certifications must be submitted to the Chief Compliance Officer by either completing the relevant paper form or by electronically submitting the information through MyComplianceOffice.

Initial Certification

Within 10 days of becoming an Access Person, such Access Person must submit to the Chief Compliance Officer an acknowledgement that they have received a copy of this Code, and that they have read and understood its provisions.

Initial Holdings Report

Within 10 days after first becoming an Access Person, each Access Person shall provide a list of (i) all Personal Accounts (including name of institution, type, and account number), and (ii) all Covered Securities Beneficially Owned by the Access Person. The information in the Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person became an Access Person. The Initial Holdings Report should be furnished to the Chief Compliance Officer (or an appropriate delegate).

Thereafter, all Access Persons must work with the Chief Compliance Officer to ensure their brokers supply the Chief Compliance Officer on a timely basis with duplicate copies of periodic (i.e., monthly, or if not applicable, quarterly) statements for all Personal Accounts. If an Access Person is unable to arrange for duplicate copies of periodic Personal Account statements to be sent directly to the Chief Compliance Officer, he or she must immediately notify the Chief Compliance Officer and undertake to provide such periodic Personal Account statements on a timely basis (i.e., monthly, or if not applicable, quarterly) to the Chief Compliance Officer.

Such Personal Account statements must contain the following information (as applicable):

•                  The date and nature of each transaction (purchase, sale or any other type of acquisition or disposition), if any;

•                  Title, and as applicable the exchange ticker symbol or CUSIP number (if any), interest rate and maturity date, number of shares and, principal amount of each Security and the price at which the transaction was effected;

•                  The name of the broker, dealer or bank with or through whom the transaction was effected; and

•                  The date of issuance of the Personal Account statements.

Quarterly Transactions Report

Within 30 days after the end of each calendar quarter, all Access Persons shall provide quarterly transaction reports confirming that they have disclosed or reported all Personal Securities Transactions required to be disclosed or reported pursuant hereto, as well as all Personal Accounts opened and closed during the previous quarter.

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Annual Holdings Report

All Access Persons shall provide (i) a report of all Personal Accounts currently in effect, (ii) a report of all Covered Securities Beneficially Owned by the Access Person and (iii) a certification that they have disclosed or reported all Personal Accounts and Covered Securities Beneficially Owned, as required to be disclosed or reported pursuant hereto during the prior year. The information shall be current as of a date no more than 45 days prior to the date the report is submitted.

REVIEW OF REPORTS

The Chief Compliance Officer (or an appropriate delegate) shall be responsible for the review and retention of the initial certifications, initial holdings reports, quarterly transactions reports and the annual holdings reports required under this Code. In connection with the review of these reports, the Chief Compliance Officer (or an appropriate delegate) shall take appropriate measures to determine whether each Access Person has complied with the provisions of this Code and any related procedures adopted by the Firm. The Chief Legal Officer or General Counsel will review the initial certifications, initial holdings reports, quarterly transactions reports and annual holdings reports submitted by the Chief Compliance Officer.

CONFIDENTIALITY

All forms, reports and other information submitted to the Chief Compliance Officer pursuant to this Code shall be treated as confidential, except that such forms, reports or other information submitted hereunder will be made available to the SEC or any other regulatory or self-regulatory organization to the extent required by law or regulation or to the extent the Firm considers necessary or advisable in cooperating with an investigation or inquiry by the SEC or any other regulatory or self-regulatory organization.

REPORTING VIOLATIONS OF THIS CODE

Access Persons must promptly report any suspected violations of this Code to the Chief Compliance Officer. To the extent practicable, the Firm will protect the identity of an Access Person who reports a suspected violation.

Retaliation against any Access Person who reports a violation of this Code is strictly prohibited and will be cause for corrective action, up to and including dismissal.

SANCTION GUIDELINES

Upon discovering a violation of this Code, the Firm may impose such sanction(s) as it deems appropriate. Depending on the circumstances, and at the discretion of the Chief Compliance Officer, a violation of this Code may result in a more severe or less severe sanction. Repeated violations of this Code, even inadvertent violations that do not harm Client Accounts, may be viewed as a disregard for the principles of this Code and may necessitate a more severe sanction, including termination of the employment of the violator and/or restitution to the affected Client in an amount equal to the advantage that the violator gained by reason of such violation(s). It is noted that violations of this Code may also result in criminal prosecution or civil action.

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The following sanctions may be imposed upon each offense:

First Offense

•                  Letter of Education

Second Offense

•                  Letter of Education

•                  Access Person to re-read and re-certify this Code

Third Offense

•                  Letter of Education

•                  Access Person to re-read and re-certify this Code

•                  Supervisor notified, as appropriate

•                  Trading suspension for 30 days

Fourth Offense

•                  Letter of Education

•                  Access Person to re-read and re-certify this Code

•                  Supervisor notified, as appropriate

•                  Fine of $500 imposed and donated to a charity chosen by Legal and Compliance

•                  Trading suspension for 60 days

In addition, as part of any sanction, the Firm may require the Access Person or other individual involved to reverse the trade(s) at issue and forfeit any profit or absorb any loss from the trade.

In the event of additional offenses, the Chief Compliance Officer, in conjunction with Legal and Compliance and the Firm’s Partners, will convene to determine appropriate remedial sanctions.

Legal and Compliance will determine whether any one violation or series of violations constitutes a material violation of this Code. No Access Person, including the Chief Compliance Officer, shall participate in a determination of whether he or she personally has committed a violation of this Code or the imposition of any sanction in the event that he or she committed a violation of this Code.

INTERPRETATION OF PROVISIONS

The Firm may from time to time adopt such interpretations of this Code as it deems reasonable and appropriate.

EXCEPTIONS TO THIS CODE

Exceptions to the Code may be made on a case-by-case basis and only with prior written approval by Legal and Compliance. Exceptions will be documented, as appropriate, and maintained by the Chief Compliance Officer.

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RECORDS

All records relating to this Code including a copy of this Code and any other policies covering the subject matter hereof shall be maintained in the manner and to the extent required by applicable law. The Chief Compliance Officer shall have the responsibility for maintaining records created under this Code.

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